Smart Sand, Inc.
1000 Floral Vale Boulevard, Suite 225
Yardley, Pennsylvania 19067

June 3, 2024
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:    Claudia Rios
Daniel Morris
Office of Energy & Transportation

Re:    Smart Sand, Inc.
Registration Statement on Form S-3
File No. 333-276549

Dear Messrs. Rios and Morris:
On behalf of Smart Sand, Inc. (the “Company”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on June 5, 2024, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Please contact our counsel, Ryan Lynch of Latham & Watkins LLP, at (713) 546-7404 to provide notice of effectiveness or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours,
SMART SAND, INC.

By:     /s/ Lee E. Beckelman
Lee E. Beckelman
Chief Financial Officer

cc:    Ryan Lynch, Latham & Watkins LLP